Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

April 21, 2006

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joe Ucuzoglu
Stephanie Hunzinger

Re:	Avistar Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
File No. 000-31121

Dear Mr. Ucuzoglu:

On behalf of Avistar Communications Corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “2004 Form 10-K”). The comments addressed herein were communicated during a conference call held on Thursday April 20, 2006 among representatives of the Staff, the Company, KPMG LLP, Burr Pilger & Mayer LLP (BPM) and Wilson Sonsini Goodrich & Rosati, P.C. (the “Conference Call”).  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2004 Form 10-K.

The issues addressed on the Conference Call were as follows:

(1)   Whether the proceeds from the settlement and cross-licensing agreements among the Company, Collaboration Properties, Inc. (CPI), and Polycom Inc. are appropriately characterized as a component of “operations” for Avistar, and

(2)   Whether the Polycom proceeds are appropriately characterized as revenue.

Our understanding from the Staff’s comments during the Conference Call is that the Staff will not object to the Company’s accounting and presentation of the proceeds of the settlement and cross-license agreements with Polycom in its 2004 Annual Report on

Form 10-K, provided that the Company makes the following adjustments in its 2005 Annual Report on Form 10-K:

•      In the Company’s Consolidated Statement of Operations, the net proceeds of the settlement and cross-licensing agreements with Polycom (after deducting the contingent legal fees paid to Avistar’s counsel), are reclassified from Licensing revenue and presented as a separate line item within Operations and referred to as “Income from settlement and patent licensing activities.” The Company will continue to recognize the proceeds received ratably over the five year patent capture period. The Company will be presenting its Statement of Operations using a single step presentation (i.e. we will be deleting the gross margin line item) as the Company believes that this is a better presentation of its results of operations.

•      In the Company’s Consolidated Balance Sheet, the Company will change the description of the line item “Deferred license revenue” to “Deferred income from settlement and patent licensing activities”. The Company will gross up this balance sheet account to reflect the initial gross payment received from Polycom of $27.5 million. The Company will add a new asset line item called “Deferred costs from settlement and patent licensing activities” representing the deferred costs relating to the $6.4 million of contingent legal fees.  The amortization of these deferred costs will be amortized ratably over five years and such amortization will be included in the “Income from settlement and patent licensing activities” line item in the Statement of Operations.

•      The adjustments summarized above will be described in the footnotes to the financial statements in the 2005 Form 10-K as the “correction of an error.” The Selected Quarterly Results of Operations (unaudited) footnote will also reflect the restated amounts to conform to the above presentation. In addition, the restated amounts for the first three quarters of 2005 will be similarly labeled with appropriate disclosures when they appear as comparative amounts in the Forms 10-Q to be filed for the first three quarters of 2006.

•      Subject to the foregoing adjustments in the 2005 Form 10-K, the Staff will not require the Company to re-file an amended 2004 Form 10-K or amended Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2005.

•      On a go-forward basis, given that the Company expects additional proceeds with similar facts and circumstances, the Staff has suggested that future accounting treatment be submitted by the Company to the Staff for review under the “pre-clearance” process.  The Company further understands that the accounting treatment of similar proceeds may represent revenue at some point in the future, when some number of subsequent licensing arrangements generate reasonable evidence as to settlement /licensing values.

On behalf of the Company, we hereby accept the Staff’s position as summarized above.  Upon receipt of written confirmation from the Staff that they have no further comments to the 2004 Form 10-K, the Company will proceed to prepare and file its 2005 Form 10-K with the adjustments described above.

In order to finalize and file the Company’s 2005 Form 10-K as soon as possible, and restore the Company’s compliance with the Marketplace Rules of the NASDAQ Capital Market, the Company respectfully requests that the Staff issue a “no further comments” letter regarding the 2004 Form 10-K as soon as possible.  Please send this letter via facsimile to Bob Habig, Chief Financial Officer of Avistar, at facsimile number (650) 610-2901, and Asaf Kharal of WSGR at facsimile number (650) 493-6811.

Very truly yours,

/s/ Asaf Kharal

Asaf Kharal, Esq.

cc:	Robert Habig, Avistar Communications Corporation
Kevin Reagan; KPMG LLP
Mark Loveless; BPM LLP
Avistar Audit Committee